Filed by AMG Funds (SEC File No. 333-249460) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds III

SEC File No. 811-03752

AMG Funds 600 Steamboat Road, Suite 300 Greenwich, CT 06830

URGENT NOTICE

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13, 2021 has been adjourned until February 3, 2021 at 3:00 p.m. Eastern time, while we await your important proxy vote. PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your response so that we may proceed with the important business of the Fund.

If you have any proxy related questions, or would like to cast your proxy vote by phone, call (866) 751-6311 for assistance. Representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Best regards,

Keitha Kinne

Chief Operating Officer

Four convenient voting methods:

Please vote TODAY so that your vote may be recorded prior to the adjourned special meeting on February 3, 2021.

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free (866) 751-6311. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before February 3, 2021.

Your prompt response is greatly appreciated.

REGNOBO

AMG Funds 600 Steamboat Road, Suite 300 Greenwich, CT 06830

URGENT NOTICE

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13, 2021 has been adjourned until February 3, 2021 at 3:00 p.m. Eastern time, while we await your important proxy vote. PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your response so that we may proceed with the important business of the Fund.

If you have any proxy related questions, or would like to cast your proxy vote by phone, call (866) 864-7961 for assistance. Representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Best regards,

Keitha Kinne

Chief Operating Officer

Three convenient voting methods:

Please vote TODAY so that your vote may be recorded prior to the adjourned special meeting on February 3, 2021.

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before February 3, 2021.

Your prompt response is greatly appreciated.

OBO